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REE AUTOMOTIVE LTD.

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on October 15, 2023.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

Please mark your votes like this **X**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL THE DIRECTOR NOMINEES IN PROPOSAL 1 AND "FOR" PROPOSALS 2, 3 AND 4.

1. Election of Directors to hold office until the close of business on the date of the annual general meeting of shareholders to be held in 2024 and until his or her respective successor is duly elected and qualified, or until such individual's earlier resignation or retirement.

Nominees:	FOR	AGAINST	ABSTAIN
(1) Ms. Michal Marom-Brikman	☐	☐	☐
(2) Mr. Daniel Barel	☐	☐	☐
(3) Mr. Ahishay Sardes	☐	☐	☐
(4) Mr. Ittamar Givton	☐	☐	☐
(5) Mr. Hicham Abdessamad	☐	☐	☐
(6) Mr. Carlton Rose	☐	☐	☐
(7) Ms. Alla Felder	☐	☐	☐
(8) Ms. Michal Drayman	☐	☐	☐

2. To approve a reverse share split of the Company's Class A ordinary shares, without par value, and Class B ordinary shares, without par value, by a ratio in the range of one-for-twenty to one-for-thirty, to be determined by the Board of Directors, effective on a date to be determined by the Board of Directors.

FOR ☐ AGAINST ☐ ABSTAIN ☐

3. To approve certain amendments to the Company's Amended and Restated Articles of Association, as described in the Proxy Statement.

FOR ☐ AGAINST ☐ ABSTAIN ☐

4. To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023, and its service until the annual general meeting of shareholders to be held in 2024, and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the remuneration of the independent registered public accounting firm.

FOR ☐ AGAINST ☐ ABSTAIN ☐

The signer hereby revokes all previous proxies given by the signer to vote at the Annual General Meeting or any adjournments thereof.

CONTROL NUMBER

Signature__________________________ **Signature, if held jointly**__________________________ **Date**__________**2023.**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual Meeting of Shareholders

The 2023 Proxy Statement is available at: https://www.cstproxy.com/reeauto/2023

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PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

REE AUTOMOTIVE LTD.

The undersigned appoints Daniel Barel and Yaron Zaltsman, and each of them, appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the ordinary shares of REE Automotive Ltd. held of record by the undersigned at the close of business on September 26, 2023 at the Annual Meeting of Stockholders of REE Automotive Ltd. to be held on October 16, 2023, or at any adjournment thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF ELECTING THE EIGHT NOMINEES TO THE BOARD OF DIRECTORS, AND IN FAVOR OF PROPOSAL 2, PROPOSAL 3 AND PROPOSAL 4, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued and to be marked, dated and signed on the other side)